Filed by Commerce Union Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed file pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Reliant Bank

(Commission Filing No. 132-00001)

Commerce Union Bank and Reliant Bank to Merge

Pro Forma Top 15 Deposit Market Share in the Nashville MSA

CONTACT:

DeVan Ard, Chief Executive Officer, Reliant Bank (615/221-2020)

Ron DeBerry, Chief Executive Officer, Commerce Union Bancshares, Inc. (615/433-7200)

Springfield, Tenn. and Brentwood, Tenn.: April, 28 2014 – Commerce Union Bancshares, Inc. (OTCQB: CUBN) (“Commerce Union”) and Reliant Bank (“Reliant”) today jointly announced the signing of a definitive agreement to merge Commerce Union Bank, the wholly-owned bank subsidiary of Commerce Union, and Reliant Bank, creating a bank expected to have approximately $655 million in total assets, $514 million in gross loans, $512 million in deposits and $75 million in total equity based on financial data as of March 31, 2014. The transaction is both a financially and strategically attractive combination as the combined scale should provide an opportunity to achieve increased profitability while also expanding the operating footprint and diversifying the business mix. The principal office of the combined bank will be in Brentwood, Tennessee, and, on a pro forma basis, the combined bank is anticipated to have a top 15 deposit market share in the Nashville MSA, with 7 branch locations and two loan production offices in Davidson, Robertson, Sumner and Williamson counties.

Subject to the terms of the merger agreement, which has been unanimously approved by both companies’ boards of directors, Reliant shareholders will receive a fixed exchange ratio of 1.0213 shares of Commerce Union Bancshares, Inc. common stock for each share of Reliant Bank common stock. Upon closing, legacy Reliant shareholders will own approximately 55.5% of the combined company’s stock, while legacy Commerce Union shareholders will own approximately 44.5%, on a fully diluted basis. The market capitalization of the combined company is estimated at approximately $85 million based on the closing price of Commerce Union Bancshares Inc.’s common stock on April 25, 2014.

The combined company’s leadership team will be assembled from both organizations, with Commerce Union’s William R. (Ron) DeBerry to serve as Chairman and Chief Executive Officer of Commerce Union Bancshares, Inc. and Reliant’s DeVan D. Ard, Jr. to serve as President of Commerce Union Bancshares, Inc. and President and Chief Executive Officer of the combined bank. Other key executive positions will be filled from the senior management of both organizations. Additionally, the board of directors of Commerce Union Bancshares, Inc. is expected to have 11 members, comprised of 5 current directors from each bank plus a new, mutually agreed-upon independent director. The board of directors of the combined bank is expected to have 15 members, comprised of 7 current directors from each bank plus the same new, independent holding company director. Farzin Ferdowsi, current chairman of Reliant, will serve as the chairman of the combined bank, and Mr. DeBerry and Mr. Ard will be the only insiders on the combined bank’s board.

“We are very excited about the growth prospects for the combined bank,” said William “Ron” DeBerry, Commerce Union’s Chairman and Chief Executive Officer. “Both banks have a demonstrated track record of exceptional customer service and a strong commitment to the communities that we serve. We believe that together, with our increased scale and expanded geographic footprint, we are well positioned to serve the marketplace and continue to be the bank of choice for customers in the markets we serve.”

DeVan D. Ard Jr., Reliant’s President and Chief Executive Officer added, “We believe that this merger will create value for the shareholders, customers and employees of both organizations by combining two cultures that reflect a tradition of superior customer service at all levels. We are excited about the growth prospects for our combined financial institutions, which are enhanced by a strong capital base, an increased lending capacity, and an expanded branch network.”

The transaction, which is intended to be structured as a tax-free reorganization, is expected to close in the third calendar quarter of 2014, subject to approval by the shareholders of both organizations, regulatory approvals and the satisfaction of certain other customary closing conditions. The merger agreement also requires Commerce Union to seek registration of the common stock to be issued to Reliant shareholders under the Securities Act of 1933. It is anticipated that the combined bank’s capital ratios will remain well in excess of regulatory minimums.

Raymond James & Associates, Inc. served as financial advisor to Commerce Union, and Butler Snow LLP is acting as Commerce Union’s legal counsel. Sterne, Agee & Leach, Inc. served as financial advisor to Reliant, and Bone McAllester Norton PLLC is acting as Reliant’s legal counsel.

About Commerce Union Bancshares, Inc. and Commerce Union Bank

Commerce Union Bank is a full service commercial bank that offers a variety of deposit and lending products and services to business and consumer customers located in Robertson, Sumner and Davidson Counties, Tennessee. The bank opened in August 2006 with a single office located at 701 South Main Street in Springfield, Tennessee. Since that time, the bank has expanded its presence in the Middle Tennessee area through the opening of two additional branches in Sumner County and a loan/deposit production office in Davidson County. Commerce Union Bancshares, Inc. is a bank holding company registered with the Board of Governors of the Federal Reserve System that owns 100% of the issued and outstanding capital stock of Commerce Union Bank. For additional information, locations and hours of operation, please visit www.commerceunionbank.com or call 615.384.3357. Commerce Union Bank is a Member FDIC and Equal Housing Lender.

About Reliant Bank

Reliant Bank is a locally-owned community bank that offers a full range of banking products and services to business and individual customers in Williamson and Davidson Counties. Based in Brentwood, Tenn., the bank began operations in January 2006 as the first new bank chartered in Williamson County in five years. Reliant’s main office is located at 1736 Carothers Parkway in Brentwood. For additional information, locations and hours of operation, please visit www.reliantbank.com or call 615.221.2020. Reliant Bank is a Member FDIC and Equal Housing Lender.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Commerce Union will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of

Commerce Union common stock to be issued to the shareholders of Reliant. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Reliant and Commerce Union in connection with their approval of the merger. In addition, Commerce Union may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMMERCE UNION, RELIANT, AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to Commerce Union Bancshares, Inc., Ron DeBerry: 615.384.3357 or Reliant Bank, DeVan Ard: 615.221.2020, or by accessing Commerce Union’s website at www.commerceunionbank.com or Reliant’s website at www.reliantbank.com. The information on the Commerce Union and Reliant websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings made with the SEC.

Commerce Union and Reliant and their respective directors, executive officers, and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Commerce Union and Reliant in connection with the merger. Additional information regarding the interests of these participants may be obtained by reading the joint proxy/prospectus regarding the merger when it becomes available.

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Forward-Looking Statements

Certain of the statements in this release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “should,” “seek,” “will,” “may,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results, performance or achievements of any of the parties to the merger to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation, the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger; difficulties, delays and unanticipated costs in integrating the merging banks’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging banks, including possible loss of customers; diversion of management time to address transaction-related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.